

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2024

Paul Kim
Chief Financial Officer
Fulgent Genetics, Inc.
4399 Santa Anita Avenue
El Monte, California 91731

> **Re: Fulgent Genetics, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2023**
> **Response dated January 9, 2024**
> **File No. 001-37894**

Dear Paul Kim:

We have reviewed your January 9, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 21, 2023 letter.

Form 10-K for Fiscal Year Ended December 31, 2022

Note 7. Reporting Segment and Geographic Information, page F-23

1.  We note that you have identified four different revenue streams for your products and services offerings: (a) Precision Diagnostics; (b) Anatomic Pathology; (c) Pharma Services; and (d) COVID-19. We further note that your CODM and other members of management regularly receive and review revenues for these four revenue streams, budgets are created at the revenue stream level, and questions and other commentary of revenues and revenue trends are generated at this level during your earnings conference calls. As such, please provide the disclosures for each of these four revenue streams required by ASC 280-10-50-40.

Form 10-Q for Fiscal Quarter Ended September 30, 2023
Note 14. Goodwill and Acquisition-Related Intangible Assets, page 18

2.      We note your response to comment 2.  Specifically, we note that you did perform a quantitative analysis of your reporting unit using the market approach as of September 30, 2023 (i.e., step one for an interim impairment test).  As such, disclosure here or within MD&A would provide investors with information about the qualitative factors considered that led you to perform the quantitative analysis and the results of that analysis.  In this regard, we also refer you to comment 3 in our letter dated November 1, 2023, for disclosures to provide to investors regarding testing goodwill for impairment.

    Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services